July 19, 2016

Christian E. Otteson

720.488.5425

cotteson@sbbolaw.com

VIA EDGAR

Mr. Michael Clampitt

Senior Counsel

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D. C. 20549

Re:                             Guaranty Bancorp

Registration Statement on Form S-4

Filed on July 19, 2016

File No. 333-211330

Dear: Mr. Clampitt:

This letter, together with Amendment No. 2 (the “Amendment No. 2”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) of Guaranty Bancorp (“Guaranty”) filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR, responds to the letter, dated July 15, 2016, to Christopher G. Treece, Executive Vice President, Chief Financial Officer and Secretary of Guaranty, from the staff (the “Staff”) of the Commission regarding the Registration Statement, including the joint proxy statement/prospectus contained therein, filed with the Commission on July 5, 2016.

For your convenience, we are providing by email to Christopher Dunham, Staff Attorney, a copy of this letter and a copy of the Amendment No. 2 that has been marked to show changes from the original filing. Also for your convenience, we have reproduced each of the Staff’s comments below and provided responses below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

Prospectus Cover Page

1.              We note your revisions in response to comments 1 and 6. Please revise your sixth paragraph to estimate the approximate dollar amount per share of the transaction and the total merger consideration based on a Guaranty Average Closing Price of $12.86 per share. Please make corresponding revisions on pages 6, 15 and 66.

Response:

We have revised the disclosure on the cover page and throughout Amendment No. 2 in response to the Staff’s comment. We have added the following disclosure to the sixth paragraph on the cover page and have made conforming revisions to pages 6, 15 and 66 of Amendment No. 2:

“and based upon a Guaranty Average Closing Price of $12.86 per share, the transaction value is estimated at $119.0 million, or $412.16 per share of Home State common stock.”

2.                                      We note your revisions in response to comment 2. Please revise your ninth paragraph to delineate the range intended by the parties and make corresponding revisions on pages 22 and 112.

Response:

We have revised the disclosure on the cover page and throughout Amendment No. 2 in response to the Staff’s comment. We have added the following disclosure to the ninth paragraph on the cover page and have made conforming revisions to pages 22, 100 and 112 of Amendment No. 2:

“The effect of the parties’ termination rights and rights to increase or decrease consideration is to ensure that the total consideration paid to Home State shareholders falls within a range of between $119.0 million and $161.0 million.”

Questions and Answers about the Merger and the Special Meetings

Will the Value of the Merger Consideration Change…, page 6

3.                                      We note your revisions in response to comment 8. Please disclose that any merger consideration placed into escrow could remain in escrow for up to seven years. Please make corresponding revisions on pages 14, 45 and 100.

Response:

We have revised the disclosure on the cover page and throughout Amendment No. 2 in response to the Staff’s comment. We have added the following disclosure to the on page 6 under the caption “Will the Value of the Merger Consideration Change….” and have made conforming revisions to pages 15, 50 and 100 of Amendment No. 2:

“Amounts held in escrow will be held pursuant to the terms of an escrow agreement and, depending upon the timing of the receipt of a private letter ruling to be issued by the Internal Revenue Service and certain shareholder consents or payments by certain shareholders of applicable amounts due to the Internal Revenue Service, may be held for a period of up to seven years.”

Risk Factors

Risks Related to the Ownership of Guaranty Common Stock

Concentrated ownership of Guaranty’s stock may discourage a change in control…, page 51

4.                                      We note your revisions on page 51. Please disclose the estimated aggregate ownership percentage of your common stock beneficially owned or controlled by your related persons or significant stockholders following the consummation of the merger.

Response:

We have revised the disclosure in response to the Staff’s comment. We have added the following disclosure on page 51 under the caption “Concentrated ownership of Guaranty’s stock may discourage a change in control” of Amendment No. 2:

“As of June 17, 2016, directors, executive officers, directors and stockholders of more than 5% of Guaranty common stock beneficially owned or controlled 11,576,762 shares of Guaranty common stock, or approximately 53.1% and their aggregate percentage ownership will be reduced by approximately 12.2% to approximately 40.9% on consummation of the Merger.”

The Merger Agreement

Explanatory Note, page 98

5.                                      Please revise this paragraph to delete such phrases as “is not intended” in the second sentence, “only for purposes” in the third sentence, “solely for the benefit of the parties” in the third sentence, “which are not necessarily reflected in the Merger Agreement or other public disclosures” later in the paragraph, and, “which do not purport to be accurate” in the last sentence. Please see the Securities Exchange Act Release No. 51283 dated March 1, 2005. These phrases imply that the representations and warranties do not constitute public disclosure under the federal securities laws.

Response:

We have revised the disclosure in response to the Staff’s comment.

The revised explanatory note in Amendment No. 2, on page 98, reads as follows:

“The Merger Agreement and the summary of its terms in this document have been included only to provide you with information about the terms and conditions of the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement are made by Guaranty and Home State for purposes of the Merger Agreement as of specific dates and were qualified and subject to certain limitations and exceptions agreed to by Guaranty and Home State in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement and not rather than to establish matters as facts. Shareholders of Home State and Guaranty are not third-party beneficiaries under the Merger Agreement. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC, and, in some cases, they may be qualified by disclosures made by one party to the other. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Merger Agreement, and subsequent developments or new information may not be fully reflected in public disclosures of Guaranty or Home State.”

Certain Home State Adjusted Unaudited Prospective Financial Information, page 90

6.                                      We note disclosure in the second paragraph on page 91 that the adjusted unaudited prospective financial information has not been “included to influence [a shareholder’s] decision whether to vote in favor of” any proposal, and that they are “being provided solely because it was made available to [your] financial advisor...” [emphasis added]. Please remove or revise these disclaimers so that they do not constitute undue limitations on reliance. Please also delete the penultimate sentence of this paragraph.

Response:

We have revised the disclosure in response to the Staff’s comment and have removed the penultimate sentence of the referenced paragraph.

The revised disclosure reads as follows:

“Furthermore, the adjusted unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Neither Guaranty nor Home State can give any assurance that, had the adjusted unaudited prospective financial information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Neither Home State nor Guaranty intends to, and each disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The adjusted unaudited prospective financial information does not take into account the possible financial and other effects on Home State as a result of the Merger and does not attempt to predict or suggest future results of the combined company. The adjusted unaudited prospective financial information does not give effect to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that may be incurred in connection with consummating the Merger, the potential synergies that may be achieved by the combined company as a result of the Merger, the effect on Home State of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the adjusted unaudited prospective financial information does not take into account the effect on Home State of any possible failure of the Merger to occur. None of Home State, Guaranty, KBW or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Home State or other person regarding Home State’s ultimate performance compared to the information contained in the adjusted unaudited prospective financial information or that the forecasted results will be achieved. The summary of the adjusted unaudited prospective financial information included below is being provided because it was made available to Guaranty’s financial advisor to be used and relied upon for purposes of certain of the financial analyses performed in connection with its opinion to the Guaranty board of directors.”

Exhibit Index

Exhibit 8.2

7.                                      We note the revisions in response to comment 16. Please direct counsel to revise its enumerated opinion (ii) as a description of law is not sufficient. Please also direct counsel to delete the last sentence in its penultimate paragraph as this constitutes an undue limitation on reliance. Please refer to Section III.C.2. and Section III.D.1 of Staff Legal Bulletin No. 19.

Response:

Counsel has revised its enumerated opinion (ii) and deleted the last sentence in its penultimate paragraph. A revised copy of the opinion is being filed with Amendment No. 2.

Exhibit 23.2

8.                                      We note that the consent of Home State’s auditor is dated May 12, 2016. Please file an updated auditor’s consent prior to requesting effectiveness of the registration statement. In this regard, please refer to Section 4810.03(c) of the Division of Corporation Finance Financial Reporting Manual.

Response:

An updated consent of Home State’s auditor is being filed with Amendment No. 2.

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (720) 488-0220 or cotteson@sbbolaw.com.

Very truly yours,

Christian E. Otteson

cc:                                Christopher G. Treece

(Guaranty Bancorp)